UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For May, 2025

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090

Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Receipt of Nasdaq Delinquency Notice

On May 21, 2025, Check-Cap Ltd. (the “Company”) received a delinquency letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is not in compliance with Nasdaq Listing Rule 5250(c)(1) relating to the Company’s obligation to file periodic financial reports for continued listing, due to the Company’s failure to file its Annual Report on From 20-F for the year ended December 31, 2024 (“Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

The Letter further stated that the Company has 60 calendar days from the date of the Letter, or July 21, 2025, to submit a plan (the “Plan”) to regain compliance with respect to the delinquent Form 20-F. If Nasdaq accepts the Plan, it may grant an exception of up to 180 calendar days from the due date of the Form 20-F, or November 11, 2025, for the Company to regain compliance. If Nasdaq does not accept the Plan, the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Company will continue to work diligently with the objective of filing the Form 20-F as soon as practicable and will work diligently to submit the Plan promptly and take the necessary steps to regain compliance as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: May 23, 2025	By:	/s/ David Lontini
		Name:	David Lontini
		Title:	Chairman of the Board

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